# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stonebridge Acquisition II Corporation, CIK 0002043630
CUSIP: G850961080
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-26-003232
Filed by CIK 0001279891

## Reporting persons
- Wolverine Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 401,013; sole dispositive power 0; shared dispositive power 401,013; aggregate amount beneficially owned 401,013 (6.54% of the class)
- Wolverine Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 401,013; sole dispositive power 0; shared dispositive power 401,013; aggregate amount beneficially owned 401,013 (6.54% of the class)
- Christopher L. Gust: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 401,013; sole dispositive power 0; shared dispositive power 401,013; aggregate amount beneficially owned 401,013 (6.54% of the class)
- Robert R. Bellick: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 401,013; sole dispositive power 0; shared dispositive power 401,013; aggregate amount beneficially owned 401,013 (6.54% of the class)

## Item 1. Issuer
Name of issuer: Stonebridge Acquisition II Corporation
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, NY 10007

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, LLC
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, LLC - Delaware
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment adviser and has voting and dispositive power over 401,013 Class A ordinary shares of the Issuer. The sole member and manager of WAM is Wolverine Holdings, LLC ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust, may be deemed to control Wolverine Holdings in their roles as Managers of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, and Mr. Gust have voting and dispositive power over 401,013 Class A ordinary shares of the Issuer.
Percent of class: WAM may be deemed the beneficial owner of 6.54% of the Issuer's outstanding Class A ordinary shares and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 6.54% of the Issuer's outstanding Class A Ordinary Shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 6,133,750 (the number of shares outstanding as of March 18, 2026 according to the Issuer's 10-K filed March 18, 2026).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: WAM has shared power to vote or direct the vote of 401,013 Class A ordinary shares of the Issuer, and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 401,013 Class A ordinary shares of the Issuer, in each case as set forth in Item4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: WAM has shares power to dispose or direct the disposition of 401,013 Class A ordinary shares of the Issuer, and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of 401,013 Class A ordinary shares of the Issuer, in each case as set forth in Item4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Class A Ordinary Shares covered by this statement that may be deemed to be beneficially owned by WAM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wolverine Asset Management, LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (04/17/2026)
- Wolverine Holdings, LLC: /s/ Christopher L. Gust, Christopher L. Gust, Managing Member (04/17/2026)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (04/17/2026)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (04/17/2026)